VIA EDGAR

March 30, 2011

Michael Clampitt
Erin Magnor Purnell
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:	Grupo Aval Acciones y Valores S.A. Registration Statement on Form 20-F Filed March 7, 2011 File No. 000-54290

Dear Mr. Clampitt and Ms. Magnor Purnell:

By letter dated March 28, 2011, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form 20-F (the “Form 20-F”) of Grupo Aval Acciones y Valores S.A. (the “Company”).

Our responses to the Staff’s comments on the Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Presentation of Financial and Other Information, page ii

1.
Please explain why you are registering the preferred shares under Section 12(g) and disclose any plans, arrangements or understandings to issue the shares. In this regard, we note your disclosure on page 51 that you have entered into an agreement with Rendifin S.A. to acquire 43.5% of Banco Popular’s outstanding shares held by Rendifin S.A. in exchange for 2,073,115,004 of your preferred shares.

Securities and Exchange Commission

We are registering our preferred shares under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) as a first step towards our long-term goal of publicly offering and listing our preferred shares in the United States. After completing a confidential SEC staff review process in connection with a proposed U.S. initial public offering that we decided not to pursue because of market conditions, we were ready to comply with SEC reporting obligations on an ongoing basis and did not wish to abandon our efforts in this regard. We believe that by registering our preferred shares under Section 12(g) of the Exchange Act and complying with the resulting reporting obligations under Section 13 of the Exchange Act, we will be in a better position to list or offer and list our preferred shares if the opportunity to do so arises in the future.

In addition to the proposed issuance of 2,073,115,004 preferred shares in connection with the Banco Popular shareholder reorganization described on pages 51, 88-89, 182, 185, 306-307 and 323, we are currently offering up to 1,600 million preferred shares in an offering that is being conducted on a public basis in Colombia and also made to institutional investors in Chile and Peru. This offering is not being made within the United States or to U.S. Persons. We have included the following disclosure on page 2 regarding this offering and the Banco Popular share ownership reorganization:

“Preferred shares outstanding

There are currently no preferred shares outstanding. Grupo Aval is currently offering up to 1,600 million preferred shares at a price of Ps 1,300 (U.S.$0.72) per share in an offering that is being conducted on a public basis in Colombia and also made to institutional investors in Chile and Peru. The preferred shares subject to the offering have not been registered under the Securities Act of 1933, as amended. The offering of preferred shares is not being made within the United States or to U.S. persons. The subscription period in which potential investors may make offers to purchase will close on April 11, 2011. Any preferred shares sold will settle on May 12, 2011 and will be listed on the Colombian Stock Exchange. In addition, holders of Grupo Aval common shares have the right to convert those shares to preferred shares and could do so prior to completion of our local offering. We intend to list our preferred shares on a U.S. exchange in the future.

On January 31, 2011 we entered into an agreement with Rendifin S.A. to acquire 43.5% of Banco Popular’s outstanding shares held by Rendifin S.A. (a company beneficially owned by our controlling shareholder, Mr. Sarmiento

Securities and Exchange Commission

Angulo) in exchange for 2,073,115,004 of our preferred shares. This agreement was approved by our shareholders at a meeting held on February 22, 2011. The closing of this transaction is subject to obtaining all required regulatory approvals. We expect to close this transaction in April 2011. See “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates—Banco Popular—Banco Popular share ownership reorganization,” and “—Banco Popular—History.”

2.	Please also disclose whether you intend to list the preferred shares on an American exchange and how many American holders there are of the common and preferred shares.

As described in our response to comment 1, we intend to list our preferred shares on a U.S. exchange in the future. There are currently no U.S. holders of record of our preferred shares and 189 non-Colombian holders of our common shares, of which we believe that there are at least 10 U.S. holders of record of our common shares as of March 29, 2011. We have not inquired as to the number of U.S. beneficial owners of our common shares, but we are not aware of any other than the registered holders.

Item 6. Directors, Senior Management and Employees

Board Practices, page 301

3.	Please tell us, with a view toward disclosure, why you have not included a discussion of your remuneration committee.

We acknowledge the Staff’s comment and have revised the disclosures on pages 301-302 to supplement the description of our audit committee and to include a description of our compensation committee, as marked below:

Audit committee

Our audit committee currently consists of three members, appointed by the board of directors: Antonio José Urdinola Uribe, Guillermo Fernandez de Soto and Esther América Paz Montoya, all of whom are independent within the meaning of SEC corporate governance rules of independence for purposes of the audit committee. Mr. Urdinola Uribe is the chair of our audit committee. Company officers may not be members of the audit committee; however, the meetings and work product of the audit committee are supported by reports and

Securities and Exchange Commission

presentations by company officers. Our external auditor KPMG Ltda., as our independent registered public accounting firm, attends the meetings of the audit committee.

The general shareholders’ meeting establishes the remuneration of the members of the audit committee. Pursuant to Colombian law, the audit committee must meet at least quarterly.

Our audit committee advises the board of directors generally on internal control matters, and it specifically undertakes to:

•	review financial statements prior to their submission to the board of directors and to the general shareholders’ meeting;

•	supervise the internal auditor to verify if its actions address the internal control needs of the company and to identify limitations with respect to its duties;

•	review all internal control reports of the company and supervise compliance with such reports by the company’s management;

•	issue its opinion on the independence of the external auditor, based on standards set forth by Colombian and U.S. regulations;

•	monitor the company’s levels of risk exposure at least every six-months and propose mitigation measures as needed;

•	propose to the board of directors control systems to prevent, detect and adequately respond to the risk of fraud and improper conduct by company employees;

•	provide assistance to our board of directors in fulfilling its responsibilities with respect to our compliance with legal and regulatory requirements;

•	make recommendations to the general shareholders meeting concerning the engagement of the independent accounting firm; and

•	issue reports to the board of directors on matters deemed relevant.

Pursuant to regulations of the Superintendency of Finance, the audit committee has a charter approved by the board of directors, which sets forth the main aspects related to the operation of such committee, including, among others, its composition and duties.

Securities and Exchange Commission

Compensation committee

Our compensation committee was established by resolution of the Board of Directors dated August 11, 2010. According to such resolution, the members of our compensation committee consist of Mr. Luis Carlos Sarmiento Angulo and Mr. Mauricio Cárdenas Müller. Our Board of Directors may change the members of the committee at any time. Because Colombian law does not require the creation of a compensation committee, the Board of Directors has not yet adopted a compensation committee charter. However, the members of our compensation committee meet in order to set the compensation of the President of the company and define the general parameters that must be applied by the President of the company when determining the compensation of the company’s officers and employees.

Securities and Exchange Commission

* * *

In providing these responses, and in response to the Staff’s request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. Should you have any questions about the responses contained herein, please contact either Nicholas A. Kronfeld or Manuel Garciadiaz of Davis Polk & Wardwell LLP at 212-450-4950 or 212-450-6095, respectively.

Very truly yours,

/s/ Javier Diaz Fajardo
Javier Diaz Fajardo
Vice-President of Investor Relations
and Legal Counsel
Grupo Aval Acciones y Valores S.A.

cc:	Nicholas A. Kronfeld Manuel Garciadiaz Davis Polk & Wardwell LLP